Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the inclusion in this Pre-Effective Amendment No. 1 to the Registration Statement of GRI Bio, Inc. (formerly Vallon Pharmaceuticals, Inc.) to Form S-3 on Form S-1 to be filed on or about December 4, 2023 of our report dated February 23, 2023, on our audits of the Vallon Pharmaceutical, Inc. financial statements as of December 31, 2022 and 2021 and for each of the years then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.
/s/ EisnerAmper LLP
EISNERAMPER LLP
Iselin, New Jersey
December 4, 2023